FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 25, 2023 of OceanPal Inc. (the "Company"), announcing that it has appointed Vasiliki Plousaki as the Company’s new Chief Financial Officer, and appointed Margarita Veniou as the Company’s Secretary, effective as of April 25, 2023. The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Pacbulk Shipping Pte. Ltd., for one of its Capesize dry bulk vessels, the m/v Salt Lake City.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-269961) that was filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: April 25, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance
Officer and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES APPOINTMENTS OF EXECUTIVE OFFICERS
 AND TIME CHARTER CONTRACT FOR M/V SALT LAKE CITY

ATHENS, GREECE, April 25, 2023 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that it has appointed Vasiliki Plousaki as the Company’s new Chief Financial Officer, and appointed Margarita Veniou as the Company’s Secretary in addition to her current position of Chief Corporate Development & Governance Officer, effective as of April 25, 2023. In their new roles, Ms. Plousaki and Ms. Veniou succeed Ioannis Zafirakis, who is resigning from his positions as the Company’s Interim Chief Financial Officer, President and Secretary, offices he has held since November 2021. Mr. Zafirakis will continue to serve as a Class III director of the Company.

Ms. Plousaki has served as the Chief Accounting Officer of the Company since June 2021, during which time she has been responsible for all financial reporting requirements.

Ms. Veniou has served as Chief Corporate Development and Governance Officer of the Company since November 2021 and has been responsible for the implementation and supervision of general corporate matters, including the development of the Company’s strategic plans.

Time Charter Contract

The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Pacbulk Shipping Pte. Ltd., for one of its Capesize dry bulk vessels, the m/v Salt Lake City. The gross charter rate is US$15,400 per day minus a 5% commission paid to third parties, for a period of minimum sixty (60) days up to maximum July 29, 2023. The charter commenced yesterday. The m/v Salt Lake City was previously chartered to Richland Bulk Pte. Ltd., at a gross charter rate of US$5,100 per day, minus a 5% commission paid to third parties.

The “Salt Lake City” is a 171,810 dwt Capesize dry bulk vessel built in 2005.

The employment of “Salt Lake City” is anticipated to generate approximately US$924,000 of gross revenue for the minimum scheduled period of the time charter.

OceanPal Inc.’s fleet currently consists of 5 dry bulk vessels (2 Capesize and 3 Panamax). A table describing the current OceanPal Inc. fleet can be found on the Company’s website, www.oceanpal.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.